SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

-------------------

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-4802

BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY
(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey	07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)	(ZIP CODE)

(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SCHEDULES.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of June 30, 2008 and 2007

Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2008

Notes to Financial Statements

Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

2

A N N U A L     R E P O R T     O N     F O R M     1 1 - K
F I N A N C I A L     S T A T E M E N T S     A N D     S U P P L E M E N T A L     S C H E D U L E

Becton, Dickinson and Company
Savings Incentive Plan
Years Ended June 30, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

Becton, Dickinson and Company
Savings Incentive Plan

Audited Financial Statements and Supplemental Schedule

Years Ended June 30, 2008 and 2007

Contents
Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statements of Net Assets Available for Benefits
as of June 30, 2008 and 2007	F-2
Statement of Changes in Net Assets Available for Benefits
for the Year Ended June 30, 2008	F-3
Notes to Financial Statements	F-4

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	F-12

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended June 30, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2008 and 2007, and the changes in its net assets available for benefits for the year ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2008 is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York
December 17, 2008

Becton, Dickinson and Company
Savings Incentive Plan

Statements of Net Assets Available for Benefits

	June 30
	2008	2007
Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock
(5,387,226 shares and 5,766,618 shares, respectively)	$437,981,474	$429,613,041
State Street Bank and Trust Company S&P 500
Flagship Fund Series A	162,584,653	181,065,472
State Street Bank and Trust Company MidCap Index
Fund Series A	108,781,745	114,888,605
State Street Short-Term Investment Fund	1,934,489	4,493,120
Capital Guardian International Equity Fund	74,254,919	74,560,053
State Street Global Advisors Small Cap Index Plus
Strategy Fund I	38,018,150	49,392,009
Barclay’s Life Path Retirement	12,265,625	8,924,233
Barclay’s Life Path 2010	18,952,830	15,470,350
Barclay’s Life Path 2020	80,198,032	78,441,229
Barclay’s Life Path 2030	18,049,527	12,363,143
Barclay’s Life Path 2040	12,542,856	9,412,228
Investment contracts	325,962,013	282,857,284
Total investments	1,291,526,313	1,261,480,767

Receivables:
Interest	31,281	59,729
Employer contributions	–	1,387,645
Employee contributions	–	2,703,047
Loans receivable from participants	24,819,270	25,537,573
Cash and cash equivalents	16,150,087	13,935,210
Total assets	1,332,526,951	1,305,103,971

Liabilities
Investment management fees payable	89,505	210,514
Net assets available for benefits, at fair value	1,332,437,446	1,304,893,457
Adjustment from fair value to contract value for
fully benefit responsive investment contracts	2,543,091	6,662,270
Net assets available for benefits	$1,334,980,537	$1,311,555,727

See notes to financial statements.

Becton, Dickinson and Company
Savings Incentive Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2008

Additions:
Participants’ contributions	$78,458,028
Rollover contributions	6,930,333
Company contributions	30,673,435
Interest income	12,658,624
Dividends	6,069,909
Transfers in	14,498,988
149,289,317

Deductions:
Distributions to participants	106,230,428
Administrative expenses and other	910,029
107,140,457

Net (depreciation) in fair value of investments	(18,724,050)
Net increase in net assets available for benefits	23,424,810

Net assets available for benefits at beginning of year	1,311,555,727
Net assets available for benefits at end of year	$1,334,980,537

See notes to financial statements.

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements

June 30, 2008

1. Significant Accounting Policies

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the “Plan”) are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan’s financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. Investment contracts are contracts with insurance companies, which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from three months to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the “Company”) and the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans.

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

The investment contracts are contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs. The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows. The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is zero at June 30, 2008 and 2007.

In determining the net assets available for benefits, the GICs and Synthetic GICs are recorded at their contract values, which are equal to contributions plus interest less benefit payments and expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

The weighted average yield for the investment contracts was 4.75% and 4.98% at June 30, 2008 and 2007 respectively. The crediting interest rates ranged from 3.54% to 5.63% for the plan year ended June 30, 2008. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indicies. There are no minimum crediting interest rates or limitation on guarantees under the terms of the contracts.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally acceptable accounting principles and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

Effective December 31, 2007, the TriPath Imaging 401(k) Savings Plan was merged into the Plan. Assets totaling $14,498,988 were transferred into the Plan.

2. Description of the Plan

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

General

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid effective July 1, 2007.

Pre-tax contributions are subject to annual Internal Revenue Code limitations of $15,500 plus a catch-up contribution of $5,000 for participants age 50 and older for 2008 and 2007.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 75% as of July 1, 2007 from 50% previously, of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax (“401(k)”) dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

State Street Bank & Trust Company (“State Street Bank”) is the Plan’s Trustee. State Street Bank is also the investment manager of the S&P 500 Flagship Fund Series A, the MidCap Index Fund Series A, Short-Term Investment Fund, Small Cap Index Plus Strategy Fund I and the

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Becton, Dickinson and Company Common Stock Fund. Capital Guardian Trust Company is the investment manager of the International Equity Fund and Barclay’s is the Investment Manager of the Life Path Retirement Fund, Life Path 2010 Fund, Life Path 2020 Fund, Life Path 2030 Fund and Life Path 2040 Fund.

The assets of the Company Common Stock Fund are invested in shares of the Company’s common stock. The Trustee has advised that its present intention is to purchase the Company’s common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set annually. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee’s termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. For 2008 and 2007, forfeitures reduced employer matching contributions by $959,024 and $505,022, respectively.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions and any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Investments

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated / (depreciated) in fair value as determined by quoted market prices as follows:

Becton, Dickinson and Company Common Stock	$40,414,361
State Street Bank and Trust Company S&P 500 Flagship Fund Series A	(23,973,830)
State Street Bank and Trust Company MidCap Index Fund Series A	(8,494,857)
Capital Guardian International Equity Fund	(8,645,858)
State Street Global Advisors Small Cap Index Plus Strategy Fund I	(11,025,876)
Barclay’s Life Path Retirement	(71,518)
Barclay’s Life Path 2010	(250,084)
Barclay’s Life Path 2020	(4,098,175)
Barclay’s Life Path 2030	(1,298,660)
Barclay’s Life Path 2040	(1,279,553)
$(18,724,050)

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Related Party Transactions

During the year ended June 30, 2008, the Plan purchased and distributed 211,815 shares and 591,207 shares, respectively, of the Company’s common stock and recorded $6,069,909 in dividends on the common stock from the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2008 and 2007 amounted to $341,925 and $8,187,100, respectively. For the purpose of preparing the Plan’s Form 5500 such amounts are recorded as liabilities.

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

Becton, Dickinson and Company
Savings Incentive Plan

Notes to Financial Statements (continued)

8. Subsequent Events

During 2008 the financial markets in which the Plan invests experienced significant declines from values as of June 30, 2008, resulting in investment losses for the Plan. The investment results for individual participants are dependent upon the investment allocation of their accounts.

EIN: 22-0760120
Plan #: 011

Becton, Dickinson and Company
Savings Incentive Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

June 30, 2008

	Number
Identity of Issue, Borrower, Lessor or Similar	of Units	Current
Party and Description of Investment	or Shares	Value

* State Street Bank & Trust Company	5,387,226	$437,981,474
Becton, Dickinson and Company Common Stock

* State Street Bank & Trust Company	3,365,471	162,584,653
S&P 500 Flagship Fund Series A

* State Street Bank & Trust Company	18,293,252	108,781,745
S&P MidCap Index Fund Series A

* State Street Bank & Trust Company	42,108,958	1,934,489
State Street Short-Term Investment Fund

* State Street Bank & Trust Company	46,057,761	74,254,919
Cap Guardian International Equity Fund

* State Street Bank & Trust Company
State Street Global Advisors Small Cap Index
Plus Strategy Fund I	33,083,749	38,018,150

Barclay’s
Life Path Retirement	1,109,719	12,265,625
Life Path 2010	1,718,674	18,952,830
Life Path 2020	7,351,057	80,198,032
Life Path 2030	1,690,433	18,049,527
Life Path 2040	1,189,251	12,542,856

*	As State Street Bank & Trust Company is the trustee of the plan, these represent party-in- interest transactions.

EIN: 22-0760120
Plan #: 011

Becton, Dickinson and Company
Savings Incentive Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

June 30, 2008

	Number of
Identity of Issue, Borrower, Lessor or Similar	Units or	Current
Party and Description of Investment	Shares	Value

IXIS Financial		$79,228,078
GIC #1239-02, due at 3.54%

J P Morgan Chase Bank		58,068,678
GIC #ABECTON1, at 4.99%

Rabobank Nederland (IGT BIKRK Int GIC)		59,793,516
BDX080301, due at 4.54%

Monumental Life Insurance Company		48,991,329
#MDA 00591TR, at 5.63%

* State Street Bank (IGT Invesco Short-Term Bond)		79,880,412
GIC #103054, at 3.93%

Total investment contracts		325,962,013
Total investments		1,291,526,313

Loans receivable from participants (original loan amounts
ranging from $1,000 to $50,000 bearing interest at rates
ranging from 5% to 9.5% with varying maturity dates		24,819,270
		$1,316,345,583

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Becton, Dickinson and Company, the Plan Administrator of the Becton, Dickinson and Company Savings Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Becton, Dickinson and
Company Savings Incentive Plan
Date: December 17, 2008
/s/ Gerald Caporicci
Gerald Caporicci
Member, Savings Incentive Plan
Committee

Exhibits

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm